Jennison Natural Resources Fund, Inc.
Annual period ending 5/31/06
File No. 811-05206



SUB-ITEM 77-C
Submission of Matters to a Vote of Security Holders


  A Special Meeting of Shareholders was held on July 28, 2006. At this meeting the shareholders voted on the following proposal:


To approve a change to the Fund's fundamental investment restriction relating to industry concentration whereby the Fund will concentrate its investments (i.e., will invest at least 25% of its assets under normal circumstances) in securities of companies in the natural resources group of industries.



The result of the proxy solicitation on the preceding matter was:

Votes
For
11,513,410.000
Votes
Against
479,042.000
Abstentions

419,447.00